AS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION

ON May 29, 2019

File No. 812-15004

UNITED STATES OF AMERICA
BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

First Amended and Restated Application Pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”)

for an Order Granting Certain Exemptions from the Provisions of Sections 18(a)(2), 18(c)

and 18(i) Thereunder, Pursuant to Sections 6(c) and 23(c) of the Act for

an Order Granting Certain Exemptions from Rule 23c-3 Thereunder and Pursuant to Section 17(d) of the

Act and Rule 17d-1 Thereunder for an Order Permitting Certain Arrangements

In the Matter of the Application of:

HARTFORD SCHRODERS SECURITIZED OPPORTUNITIES FUND
690 Lee Road

Wayne, Pennsylvania 19087

and

HARTFORD FUNDS MANAGEMENT COMPANY, LLC
690 Lee Road
Wayne, Pennsylvania 19087

THIS APPLICATION (INCLUDING EXHIBITS) CONSISTS OF 16 PAGES.

PLEASE DIRECT ALL COMMUNICATIONS REGARDING THIS APPLICATION TO:

John V. O’Hanlon, Esquire
Dechert LLP
One International Place, 40th Floor

100 Oliver Street
Boston, Massachusetts 02110-2605

617-728-7111

WITH COPIES TO:

Alice A. Pellegrino
Hartford Funds Management Company, LLC
690 Lee Road
Wayne, Pennsylvania 19087

610-386-1844

TABLE OF CONTENTS

I.	THE PROPOSAL		1

II.	STATEMENT OF FACTS		2

	A.	Initial Fund	2

	B.	Adviser	2

	C.	Other Provisions	2

III.	EXEMPTIONS REQUESTED		3

	A.	The Multi-Class System	3

	B.	Early Withdrawal Charge	3

	C.	Asset-Based Distribution and/or Service Fees	3

IV.	COMMISSION AUTHORITY		3

V.	DISCUSSION		3

	A.	Background	3

	B.	Multiple Classes of Shares — Exemptions from Sections 18(a)(2), 18(c) and 18(i) under the 1940 Act	5

	C.	Early Withdrawal Charge	7

	D.	Waivers of EWCs	9

	E.	Asset-Based Distribution and/or Service Fees	9

VI.	APPLICANTS’ CONDITION		10

VII.	CONCLUSION		10

EXHIBITS

Exhibit A                                             Resolutions of the Initial Fund

Exhibit B                                             Verifications

i

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

IN THE MATTER OF

HARTFORD SCHRODERS SECURITIZED

FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER OF EXEMPTION FROM PROVISIONS OF SECTIONS 18(a)(2), 18(c) AND 18(i) THEREUNDER, PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS

OPPORTUNITIES FUND
690 Lee Road
Wayne, Pennsylvania 19087

and

HARTFORD FUNDS MANAGEMENT COMPANY, LLC
690 Lee Road
Wayne, Pennsylvania 19087

Investment Company Act of 1940 File No. 812-15004

I.                                        THE PROPOSAL

Hartford Schroders Securitized Opportunities Fund (the “Initial Fund”) is a Delaware statutory trust that will operate as a registered diversified, closed-end management investment company that operates as an interval fund.  The Initial Fund will be advised by Hartford Funds Management Company, LLC (the “Adviser”). The Initial Fund and the Adviser are referred to herein as the “Applicants.”

The Applicants hereby seek an order (the “Order”) from the U.S. Securities and Exchange Commission (the “Commission”) (i) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act, (ii) pursuant to Sections 6(c) and 23(c) of the 1940 Act, for an exemption from Rule 23c-3 of the 1940 Act and (iii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act to permit the Initial Fund to issue multiple classes of shares (“Shares”) and to impose early withdrawal charges (“EWCs”) and asset-based distribution and/or service fees with respect to a certain class.

Applicants request that the Order also apply to any continuously offered registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any such entity,1 acts as investment adviser and which operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act or provides periodic liquidity with respect to its Shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (each, a “Future Fund,” and together with the Initial Fund, the “Funds”). Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this amended and restated application (the “Application”). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant.

The Initial Fund will make a continuous public offering of its Shares. If the requested relief is granted, the Initial Fund may also offer additional classes of Shares in the future, with each class having its own fee and expense structure. Additional offerings by any Fund relying on the Order may be on a private placement or public offering basis. Shares of the Funds will not be listed on any securities exchange or quoted on any quotation medium, and the Funds do not expect there to be a secondary trading market for their Shares.

Applicants represent that any asset-based distribution and/or service fees for each class of Shares of the Funds will comply with the provisions of FINRA Rule 2341 (the “Sales Load Rule”). All references in this Application to the Sales Load Rule include any Financial Industry Regulatory Authority successor or replacement rule to the Sales Load Rule.

1  A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

II.                                   STATEMENT OF FACTS

A.                                    Initial Fund

The Initial Fund is a Delaware statutory trust that will be registered under the 1940 Act as a diversified, closed-end management investment company. The Initial Fund’s investment objective will be to seek to provide current income and long-term total return consistent with preservation of capital. The Initial Fund will seek to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets, plus any borrowings for investment purposes, in U.S. and foreign fixed and floating rate securitized credit instruments.

The Initial Fund currently expects to offer two or more initial classes of shares. If the relief requested herein is granted, the Initial Fund may also offer additional classes of Shares in the future, with each class having its own fee and expense structure, as discussed above.

The Initial Fund will adopt a fundamental policy to repurchase a specified percentage of its Shares (no less than 5%, and not more than 25%) at net asset value on a periodic basis. Such repurchase offers will be conducted pursuant to Rule 23c-3 under the 1940 Act. Each Future Fund will likewise adopt fundamental investment policies in compliance with Rule 23c-3 and make periodic repurchase offers to its shareholders, or provide periodic liquidity with respect to its Shares pursuant to Rule 13e-4 under the Exchange Act.2 Any repurchase offers made by the Funds will be made to all holders of Shares of each such Fund.

Each Fund operating as an interval fund pursuant to Rule 23c-3 under the 1940 Act may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with such Fund’s periodic repurchase offers, exchange their Shares of the Fund for shares of the same class of (i) registered open-end investment companies or (ii) other registered closed-end investment companies that comply with Rule 23c-3 under the 1940 Act and continuously offer their shares at net asset value, that are in the Fund’s group of investment companies (collectively, the “Other Funds”). Shares of a Fund operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the amount of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the 1940 Act. Any exchange option will comply with Rule 11a-3 under the 1940 Act, as if the Fund were an open-end investment company subject to Rule 11a-3. In complying with Rule 11a-3, each Fund will treat a EWC as if it were a contingent deferred sales load (“CDSL”).3

B.                                    Adviser

The Adviser is a Delaware limited liability company registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and will serve as investment adviser to the Initial Fund pursuant to an advisory agreement (the “Investment Management Agreement”), which will be approved by the Board of Trustees of the Initial Fund (“Board”), including a majority of the trustees who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) of the Initial Fund, and by the Initial Fund’s initial sole shareholder, in the manner required by Sections 15(a) and (c) of the 1940 Act. The Applicants are not currently seeking any exemptions from the provisions of the 1940 Act with respect to the Investment Management Agreement. Under the terms of the Investment Management Agreement, and subject to the authority of the Board, the Adviser will carry out the investment and reinvestment of the net assets of the Initial Fund, furnish a continuous investment program with respect to the Initial Fund, and determine which securities should be purchased, sold or exchanged. In addition, the Adviser will furnish to the Initial Fund necessary personnel for servicing the management of the Initial Fund.  Subject to the applicable requirements of the 1940 Act, the Adviser expects to enter into a sub-advisory agreement on behalf of the Initial Fund with an investment sub-adviser that will be responsible for the daily investment of the Initial Fund’s assets.

C.                                    Other Provisions

From time to time the Funds may create additional classes of shares, the terms of which may differ from the initial class pursuant to and in compliance with Rule 18f-3 under the 1940 Act.

2 Rule 23c-3 and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act of 1933, as amended.

3 A CDSL, which may be assessed by an open-end fund pursuant to Rule 6c-10 of the 1940 Act, is a distribution related charge payable to the distributor. Pursuant to the requested order, any EWC will likewise be a distribution-related charge payable to the distributor as distinguished from a repurchase fee, which is payable to a Fund to reimburse the Fund for costs incurred in liquidating securities in the Fund’s portfolio. A Fund will not impose a repurchase fee on investors who purchase and tender their shares.

III.                              EXEMPTIONS REQUESTED

A.                                    The Multi-Class System

Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares of a Fund may be deemed to result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act that would violate the provisions of Section 18(a)(2) of the 1940 Act, violate the equal voting provisions of Section 18(i) of the 1940 Act, and if more than one class of senior security were issued, violate Section 18(c) of the 1940 Act.

B.                                    Early Withdrawal Charge

Applicants request exemptive relief from Rule 23c-3(b)(1) to the extent that rule is construed to prohibit the imposition of an EWC by the Funds.

C.                                    Asset-Based Distribution and/or Service Fees

Applicants request an Order pursuant to Section 17(d) and Rule 17d-1 to the extent necessary for a Fund to pay asset-based distribution and/or service fees.

IV.                               COMMISSION AUTHORITY

Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 23(c) of the 1940 Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its Shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than

V.                                    DISCUSSION

A.                                    Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management recognized that the 1940 Act imposes a rigid classification system that dictates many important regulatory consequences.4 For example, the characterization of a management company as “open-end” or “closed-end” has historically been crucial to the determination of the degree of liquidity the fund’s shareholders will have, and thus the liquidity required of the fund’s investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial,

4  SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation 421 (May 1992), at 421.

but not complete, liquidity. In Protecting Investors, the staff determined that, given the changes in the securities market since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements.5

The one exception to the liquid/illiquid dichotomy has been the so called “prime-rate funds.” These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

Protecting Investors recognized that the rigidity of the 1940 Act’s classification system had become a limitation on sponsors’ ability to offer innovative products that would take advantage of the wide array of semi-liquid portfolio securities that currently exist. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.6 The report concluded that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.7 The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchase procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.8 The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.9

The prime rate funds were cited in both Protecting Investors and the Proposing Release as the prototype for the interval concept.10 Nonetheless, while the prime rate funds created the model for innovation in this area, developments since the origin of these funds make further innovation appropriate. Ample precedent exists for the implementation of a multi-class system and the imposition of asset-based distribution and/or service fees for which the Funds seek relief. Since 1998, the Commission has granted relief to the following closed-end investment companies, among others, to issue multiple classes of Shares, to impose EWCs and to impose distribution and/or service fees, e.g., PIMCO Flexible Credit Income Fund; Broadstone Real Estate Access Fund; Carlyle Private Credit Fund; Pioneer ILS Interval Fund; Angel Oak Strategic Credit Fund; The Relative Value Fund; and Blackstone/GSO Floating Rate Enhanced Income Fund.11

5 Id. at 424.

6 Id. at 439-40.

7 Id. at 424.

8 Investment Co. Act Rel. No. 18869 (July 28, 1992) (the “Proposing Release”).

9 Investment Co. Act Rel. No. 19399 (April 7, 1993) (the “Adopting Release”). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the 1940 Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To Applicants’ knowledge, the Commission has taken no further action with respect to Rule 22e-3.

10 Protecting Investors at 439-40; Proposing Release at 27.

11 See PIMCO Flexible Credit Income Fund et al., Investment Co. Act Rel. No. 33219 (Sept. 6, 2018) (Notice) and Investment Co. Act Rel. No. 33262 (Oct. 2, 2018) (Order); Broadstone Real Estate Access Fund, et al., Investment Co. Act Rel. No. 33220 (Sept. 7, 2018) (Notice) and Investment Co. Act Rel. No. 33258 (Sept. 28, 2018) (Order);  OFI Carlyle Private Credit Fund and OC Private Capital, LLC, Investment Co. Act Rel. No. 33168 (July 24, 2018) (Notice) and Investment Co. Act Rel. No. 33204 (Aug. 20, 2018) (Order); Pioneer ILS Interval Fund and Amundi Pioneer Asset Management, Inc., Investment Co. Act Rel. No. 33108 (May 24, 2018) (Notice) and Investment Co. Act Rel. No. 33127 (June 19, 2018) (Order); Angel Oak Strategic Credit Fund, et al., Investment Co. Rel. No. 33066 (Apr. 5, 2018) (Notice) and Investment Co. Rel. No. 33089 (May 1, 2018) (Order); The Relative Value Fund, et al., Investment Co. Rel. No. 32884 (Oct. 26, 2017) (Notice) and Investment Co. Rel. No. 32904 (Nov. 21, 2017) (Order); and Blackstone/GSO Floating Rate Enhanced Income Fund, et al., Investment Co. Rel. No. 32865 (Oct. 23, 2017) (Notice) and Investment Co. Rel. No. 32901 (Nov. 20, 2017) (Order).

B.                                    Multiple Classes of Shares — Exemptions from Sections 18(a)(2), 18(c) and 18(i) under the 1940 Act

Applicants request exemptive relief to the extent that the issuance and sale of multiple classes of Shares of a Fund might be deemed to result in the issuance of a “senior security”12 within the meaning of Section 18(g) of the 1940 Act that would violate the provisions of Section 18(a)(2) of the 1940 Act, violate the equal voting provisions of Section 18(i) of the 1940 Act, and if more than one class of senior security were issued, violate Section 18(c) of the 1940 Act.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if, at any time, dividends on such class of securities have been unpaid in an amount equal to two full years’ dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in Section 13(a).13 Section 18(a)(2) (E) requires that such class of stock will have “complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative.”

Section 18(i) provides:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be voting stock and have equal voting rights with every other outstanding voting stock: Provided, That this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

Finally, Section 18(c) of the 1940 Act provides that

“it shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock,” except that “any such class of . . . stock may be issued in one or more series: Provided, That no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . . . .”

The multi-class system proposed herein may result in Shares of a class having priority over another class as to payment of dividends and having unequal voting rights, because, under the proposed system, (i) shareholders of different classes would pay different distribution and/or service fees (and related costs as described above), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

Applicants believe that the implementation of the proposed multi-class system will enhance shareholder options. Under a multi-class system, an investor can choose the method of purchasing Shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold his or her Shares and other relevant circumstances. The proposed arrangements would permit a Fund to facilitate both the distribution of its securities and provide investors with a broader choice of shareholder services.

By contrast, if a Fund were required to organize separate investment portfolios for each class of Shares, the success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

Under the proposal, owners of each class of Shares may be relieved under the multi-class system of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Shares than they would be otherwise. As a Fund grows in volume of assets, the investors will derive benefits from economies of scale that would not be available at smaller volumes.

12 Section 18(g) of the 1940 Act defines “senior security” as any bond, debenture, note or similar obligation or instrument constituting a security and evidencing indebtedness. This definition also includes any stock of a class having priority over any other class as to distribution of assets or payment of dividends.

13 Section 13(a) requires, among other things, that a majority of the fund’s outstanding voting securities must approve converting to a mutual fund format.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio,14 the Commission adopted Rule 18f-3 under the 1940 Act in 1995, which now permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.15

Applicants believe that the proposed closed-end investment company multiple class structure does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open-end investment companies’ multiple class structures. The proposed multiple class structure does not relate to borrowings and will not adversely affect a Fund’s assets. In addition, the proposed structure will not increase the speculative character of each Fund’s Shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution arrangements in a single portfolio as they are to open-end funds. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosures. In fact, each Fund in many ways resembles an open-end fund in its manner of operation and in the distribution of its Shares.

In particular, the Funds will offer their Shares continuously at a price based on net asset value, plus any applicable front-end sales load. Differences among classes will, as detailed above, relate largely to differences in distribution arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. Although closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to similarly-situated closed-end funds.16 Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of common shares. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of Shares on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and/or service fees applicable to the different classes of Shares of each Fund in the manner described above is equitable and would not discriminate against any group of shareholders. Each Applicant is aware of the need for full disclosure of the proposed multi-class system in each Fund’s prospectus and of the differences among the various classes and the different expenses of each class of Shares offered. Each Fund will include in its prospectus disclosure of the fees, expenses and other characteristics of each class of Shares offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-1A.17 Applicants also note that the Commission has adopted rule and form amendments to require registered open-end management investment companies to disclose fund expenses borne by shareholders during the reporting period in shareholder reports18 and to describe in their prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.19 Each Fund will include these disclosures in its shareholder reports and prospectus.

14 See Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (February 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (March 22, 1994) (order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (December 15, 1993).

15 See Investment Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.

16 See PIMCO Flexible Credit Income Fund et al., Investment Co. Act Rel. No. 33219 (Sept. 6, 2018) (Notice) and Investment Co. Act Rel. No. 33262 (Oct. 2, 2018) (Order); Broadstone Real Estate Access Fund, et al., Investment Co. Act Rel. No. 33220 (Sept. 7, 2018) (Notice) and Investment Co. Act Rel. No. 33258 (Sept. 28, 2018) (Order);  OFI Carlyle Private Credit Fund and OC Private Capital, LLC, Investment Co. Act Rel. No. 33168 (July 24, 2018) (Notice) and Investment Co. Act Rel. No. 33204 (Aug. 20, 2018) (Order); Pioneer ILS Interval Fund and Amundi Pioneer Asset Management, Inc., Investment Co. Act Rel. No. 33108 (May 24, 2018) (Notice) and Investment Co. Act Rel. No. 33127 (June 19, 2018) (Order); Angel Oak Strategic Credit Fund et al., supra note 11; The Relative Value Fund, et al., supra note 11; and Blackstone/GSO Floating Rate Enhanced Income Fund, et al., supra note 11.

17 In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.

18 Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).

19 Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release).

Each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to each Fund. In addition, each Fund will contractually require that any distributor of the Fund’s Shares comply with such requirements in connection with the distribution of such Fund’s Shares.

In June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds.20 Applicants will comply with all such applicable disclosure requirements.

The requested relief is similar to the exemptions discussed above granted by the Commission to PIMCO Flexible Credit Income Fund; Broadstone Real Estate Access Fund; Carlyle Private Credit Fund; Pioneer ILS Interval Fund; Angel Oak Strategic Credit Fund; The Relative Value Fund; and Blackstone/GSO Floating Rate Enhanced Income Fund.21 Accordingly, Applicants believe there is ample precedent for the implementation of a multi-class system.

C.                                    Early Withdrawal Charge

Rule 23c-3 under the 1940 Act permits an interval fund to make repurchase offers of between 5% and 25% of its outstanding shares at net asset value at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) requires an interval fund to repurchase shares at net asset value and expressly permits the interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed 2.00% of proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

Applicants seek relief from this requirement of Rule 23c-3(b)(1) to the extent necessary for the Funds to impose EWCs, which are distribution-related fees payable to the distributor, on Shares submitted for repurchase that have been held for less than a specified period. The Funds are seeking to impose EWCs that are the functional equivalent of the CDSLs that open-end investment companies may charge under Rule 6c-10 under the 1940 Act. The Funds would assess EWCs in much the same way non-interval funds currently assess EWCs. As more fully described below, these charges would be paid to the distributor and are functionally similar to CDSLs imposed by open-end funds. Relief to permit the imposition of EWCs would be consistent with the approach the Commission has taken with respect to CDSLs imposed by open-end funds that offer their securities continuously, as each Fund would for its Shares. Any EWC imposed by the Funds will comply with Rule 6c-10 under the 1940 Act as if the rule were applicable to closed-end funds.

In the Adopting Release, the Commission stated that “the requirement [of Rule 23c-3(b)(1)] that repurchases take place at net asset value and the limitation of repurchase fees to two percent implicitly preclude the imposition” of CDSLs.22 The Commission stated, however, that even though it was not proposing any provisions regarding the use of CDSLs by interval funds,

20 Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the 1940 Act.

21 See PIMCO Flexible Credit Income Fund et al., Investment Co. Act Rel. No. 33219 (Sept. 6, 2018) (Notice) and Investment Co. Act Rel. No. 33262 (Oct. 2, 2018) (Order); Broadstone Real Estate Access Fund, et al., Investment Co. Act Rel. No. 33220 (Sept. 7, 2018) (Notice) and Investment Co. Act Rel. No. 33258 (Sept. 28, 2018) (Order);  OFI Carlyle Private Credit Fund and OC Private Capital, LLC, Investment Co. Act Rel. No. 33168 (July 24, 2018) (Notice) and Investment Co. Act Rel. No. 33204 (Aug. 20, 2018) (Order); Pioneer ILS Interval Fund and Amundi Pioneer Asset Management, Inc., Investment Co. Act Rel. No. 33108 (May 24, 2018) (Notice) and Investment Co. Act Rel. No. 33127 (June 19, 2018) (Order); Angel Oak Strategic Credit Fund, et al., supra note 11; The Relative Value Fund, et al., supra note 11; and Blackstone/GSO Floating Rate Enhanced Income Fund, et al., supra note 11.

22 Adopting Release. Rule 23c-3(b)(1) provides in pertinent part: The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date…The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase.

Such consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c-10, which would permit the imposition of CDSLs by open-end companies, and has the opportunity to monitor the effects of the NASD sales charge rule upon distribution charges of open-end companies, which goes into effect in July of [1993].23

Since adopting Rule 23c-3, the Commission has adopted Rule 6c-10. That rule adopts a flexible approach, and permits open-end funds to charge CDSLs as long as (i) the amount of the CDSL does not exceed a specified percentage of net asset value or offering price at the time of the purchase, (ii) the terms of the sales load comply with the provisions of the Sales Load Rule, governing sales loads for open-end funds and (iii) deferred sales loads are imposed in a nondiscriminatory fashion (scheduled variations or elimination of sales loads in accordance with Rule 22d-1 are permitted). Rule 6c-10 is grounded in policy considerations supporting the employment of CDSLs where there are adequate safeguards for the investor. These same policy considerations support imposition of EWCs in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose EWCs.

With respect to the policy considerations supporting imposition of EWCs, as the Commission recognized when it promulgated Rule 23c-3, several non-interval funds that had been making periodic repurchase offers to their shareholders imposed early withdrawal charges comparable to CDSLs.24 Traditional closed-end funds, which do not regularly offer to repurchase shares, do not generally impose EWCs although nothing in the 1940 Act would preclude them from doing so. Section 23(c)(2) of the 1940 Act does not regulate the price at which shares may be purchased in a tender offer. When a closed-end fund continuously offers its shares at net asset value and provides its shareholders with periodic opportunities to tender their shares, however, the fund’s distributor (like the distributor of an open-end fund) may need to recover distribution costs from shareholders who exit their investments early. In the case of one or more of the Initial Fund’s initial classes, the distributor may pay out of its own resources compensation to selected dealers that sell Fund Shares at the time of sale, based on the dollar amount of the Shares sold by the dealer. Moreover, like open-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.

Neither the Proposing Release nor the Adopting Release suggests that the purpose underlying Rule 23c-3(b)(1)’s requirements that repurchases take place at net asset value is to preclude interval funds from imposing EWCs. Rather, its purpose is to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.25 The best price rules under Rule 23c-1(a)(9) of the 1940 Act and Rule 13e-4(f)(8)(ii) of the Exchange Act address this same concern. The Commission staff does not construe those rules to forbid closed-end funds making repurchase offers under Section 23(c)(2) from imposing EWCs.26 There is, in Applicants’ view, no rational basis to apply Rule 23c-3(b)(1)’s requirements differently. Moreover, each Fund will be treating all similarly situated shareholders the same. Each Fund will disclose to all shareholders the applicability of the EWCs (and any scheduled waivers of the EWC) to each category of shareholders and, as a result, no inequitable treatment of shareholders with respect to the price paid in a repurchase offer will result. Each Fund also will disclose EWCs in accordance with the requirements of Form N-1A concerning CDSLs.

As required by Rule 6c-10 for open-end funds, each Fund relying on the Order will comply with shareholder distribution and/or service fee limits imposed by the Sales Load Rule on the same basis as if it were an open-end investment company. In this regard, a Fund will pay distribution and/or service fees pursuant to plans that are designed to meet the requirements of the Sales Load Rule on the same basis as if it were an open-end investment company subject to that rule.

The Commission has previously granted the same type of exemptive relief requested herein.27 In each case, the Commission granted relief from Rule 23c-3(b)(1) to an interval fund to charge EWCs to certain shareholders who tender for repurchase shares that have been held for less than a specified period.

23 Id.

24 Adopting Release, Section II.A.7.c. Section 23(c)(2) does not require that repurchases be made at net asset value.

25 See Proposing Release, Section II.A.7; Adopting Release, Section II.A.7.

26 See Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).

27 See PIMCO Flexible Credit Income Fund et al., Investment Co. Act Rel. No. 33219 (Sept. 6, 2018) (Notice) and Investment Co. Act Rel. No. 33262 (Oct. 2, 2018) (Order); Broadstone Real Estate Access Fund, et al., Investment Co. Act Rel. No. 33220 (Sept. 7, 2018) (Notice) and Investment Co. Act Rel. No. 33258 (Sept. 28, 2018) (Order);  OFI Carlyle Private Credit Fund and OC Private Capital, LLC, Investment Co. Act Rel. No. 33168 (July 24, 2018) (Notice) and Investment Co. Act Rel. No. 33204 (Aug. 20, 2018) (Order); Pioneer ILS Interval Fund and Amundi Pioneer Asset Management, Inc., Investment Co. Act Rel. No. 33108 (May 24, 2018) (Notice) and Investment Co. Act Rel. No. 33127 (June 19, 2018) (Order); Angel Oak Strategic Credit Fund, et al., supra note 11; The Relative Value Fund, et al., supra note 11; and Blackstone/GSO Floating Rate Enhanced Income Fund, et al., supra note 11.

D.                                    Waivers of EWCs

Each Fund may grant waivers of the EWCs on repurchases in connection with certain categories of shareholders or transactions established from time to time. Each Fund will apply the EWC (and any waivers or scheduled variations of the EWC) uniformly to all shareholders in a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act as if the Funds were open-end investment companies. The Shares that benefit from such waivers are less likely to be the cause of rapid turnover in Shares of a Fund, particularly where there are also important policy reasons to waive the EWC, such as when Shares are tendered for repurchase due to the death, disability or retirement of the shareholder. Events such as death, disability or retirement are not likely to cause high turnover in Shares of a Fund, and financial needs on the part of the shareholder or the shareholder’s family are often precipitated by such events. The EWC may also be waived in connection with a number of additional circumstances, including the following repurchases of Shares held by employer sponsored benefit plans: (i) repurchases to satisfy participant loan advances; (ii) repurchases in connection with distributions qualifying under the hardship provisions of the Internal Revenue Code of 1986; and (iii) repurchases representing returns of excess contributions to such plans. Furthermore, if a distributor has not incurred significant promotional expenses (by making up-front payments to selling dealers) in connection with attracting shareholders in a particular category to a Fund, the waiver of the EWC works to shareholders’ advantage while not harming the distributor economically.

In adopting amended Rule 22d-1 in February 1985, the Commission recognized that the adoption of Rule 22c-1 to “require forward pricing of fund shares largely dispelled concerns about share dilution.” Furthermore, “the sales load variations that have been instituted [through Rules 22d-1 through 22d-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares.”28 In light of these circumstances, the Commission believed that “it is appropriate to permit a broader range of scheduled variation” as permitted in amended Rule 22d-1.29 Rule 22d-1 permits open-end funds to sell their shares at prices that reflect scheduled “variations in, or elimination of, the sales load to particular classes of investors or transactions” provided that the conditions of the rule are met. When Rule 22d-1 was adopted, the status of CDSLs for open-end funds and waivers of those charges were not covered by any rule and were the subject of exemptive orders. Rule 6c-10, adopted in April 1995, which permits CDSLs for open-end funds, also permits scheduled variations in, or elimination of, CDSLs for a particular class of shareholders or transactions, provided that the conditions of Rule 22d-1 are satisfied.30 The same policy concerns and competitive benefits applicable to scheduled variations in or elimination of sales loads for open-end funds are applicable to interval funds and the same safeguards built into Rules 22d-1 and 6c-10 that protect the shareholders of open-end funds will protect the shareholders of interval funds so long as interval funds comply with those rules as though applicable to interval funds.

Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c-3 to preclude interval funds from providing for scheduled variations in, or elimination of, EWCs, subject to appropriate safeguards.

E.                                     Asset-Based Distribution and/or Service Fees

Applicants request relief from the provisions of Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based distribution and/or service fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limits the ability of a closed-end fund to impose a distribution and/or service fee.31

Section 17(d) of the 1940 Act prohibits an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from effecting any transaction in which such registered company is a joint, or a joint and several, participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the 1940

28 Investment Co. Act Rel. No. 14390 (February 2, 1985).

29 Id.

30 Rule 22d-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.

31 Applicants do not concede that Section 17(d) applies to the asset-based distribution and/or service fees discussed herein, but requests this exemption to eliminate any uncertainty.

Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the 1940 Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.

Each Fund will comply with the protections developed and approved by the Commission for open-end investment companies in Rule 12b-1 in connection with its plan with respect to each class of Shares as if the Fund were an open-end management investment company.

Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing distribution and/or service fees under Rule 12b-1.

Applicants note that, at the same time the Commission adopted Rule 12b-1,32 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-l to the extent necessary to allow for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-l. In its adopting release, the Commission stated as follows:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the 1940 Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.33

As closed-end management investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe any Section 17(d) concerns the Commission might have in connection with a Fund’s financing the distribution of its Shares should be resolved by the Fund’s undertaking to comply with the provisions of Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Funds will comply with Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds’ imposition of asset-based distribution and/or service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the 1940 Act and Rule 17d-1 thereunder (i.e., that the imposition of such fees as described is consistent with the provisions, policies and purposes of the 1940 Act and does not involve participation on a basis different from or less advantageous than that of other participants).

VI.                               APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the 1940 Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the Sales Load Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII.                          CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will insure that Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

32 See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).

33 Id.

The Applicants submit that the exemptions requested conform substantially to the precedent cited herein.34

As required by Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that all of the requirements for execution and filing of this application have been complied with in accordance with the operating agreements of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Initial Fund are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2 (c)(1) under the 1940 Act and the verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit B to this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants’ address is stated on the first page of this Application, and all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

[Signature Page Follows]

34 See PIMCO Flexible Credit Income Fund et al., Investment Co. Act Rel. No. 33219 (Sept. 6, 2018) (Notice) and Investment Co. Act Rel. No. 33262 (Oct. 2, 2018) (Order); Broadstone Real Estate Access Fund, et al., Investment Co. Act Rel. No. 33220 (Sept. 7, 2018) (Notice) and Investment Co. Act Rel. No. 33258 (Sept. 28, 2018) (Order);  OFI Carlyle Private Credit Fund and OC Private Capital, LLC, Investment Co. Act Rel. No. 33168 (July 24, 2018) (Notice) and Investment Co. Act Rel. No. 33204 (Aug. 20, 2018) (Order); Pioneer ILS Interval Fund and Amundi Pioneer Asset Management, Inc., Investment Co. Act Rel. No. 33108 (May 24, 2018) (Notice) and Investment Co. Act Rel. No. 33127 (June 19, 2018) (Order); Angel Oak Strategic Credit Fund, et al., supra note 11; The Relative Value Fund, et al., supra note 11; and Blackstone/GSO Floating Rate Enhanced Income Fund, et al., supra note 11.

HARTFORD SCHRODERS SECURITIZED OPPORTUNITIES FUND

	By:	/s/ Alice A. Pellegrino
	Name:	Alice A. Pellegrino
	Title:	Sole Initial Trustee

HARTFORD FUNDS MANAGEMENT COMPANY, LLC

	By:	/s/ Walter F. Garger
	Name:	Walter F. Garger
	Title:	General Counsel, Secretary and Managing Director

May 29, 2019

EXHIBIT A

Resolutions of the Hartford Schroders Securitized Opportunities Fund (“Initial Fund”)

RESOLVED, that the officers of the Initial Fund be, and each hereby is, authorized to prepare, execute and submit, on behalf of the Initial Fund, an exemptive application to the Securities and Exchange Commission (the “SEC”) for an order (i) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act, (ii) pursuant to Sections 6(c) and 23(c) of the 1940 Act, for an exemption from Rule 23c-3 under the 1940 Act and (iii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act to permit the Initial Fund to issue multiple classes of shares and to impose early withdrawal charges and asset-based distribution fees with respect to a certain class; and it is

FURTHER RESOLVED, that the officers of the Initial Fund be, and each hereby is, authorized and directed to take such actions, including filing any necessary documents with the SEC and preparing, executing and filing on behalf of the Initial Fund any such other documents or instruments, as they deem appropriate or advisable in furtherance of the above resolution, in consultation with counsel, his or her authority to be conclusively evidenced by the taking of any such actions.

EXHIBIT B

Verifications

The undersigned states that she has duly executed the attached Application dated May 29, 2019 for and on behalf of Hartford Schroders Securitized Opportunities Fund in her capacity as Sole Initial Trustee of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

HARTFORD SCHRODERS SECURITIZED OPPORTUNITIES FUND

By:	/s/ Alice A. Pellegrino

Name:	Alice A. Pellegrino

Title:	Sole Initial Trustee

The undersigned states that he has duly executed the attached Application dated May 29, 2019 for and on behalf of Hartford Funds Management Company, LLC, in his capacity as General Counsel of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

HARTFORD FUNDS MANAGEMENT COMPANY, LLC

By:	/s/ Walter F. Garger

Name:	Walter F. Garger

Title:	General Counsel, Secretary and Managing Director